FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 14, 2013

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Announces Results of the Extraordinary General Meeting of Shareholders

February 14, 2013

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” or the “Company” – NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces decisions reached at the Company’s Extraordinary General Meeting of Shareholders (the “EGM”) held on February 14, 2013.

At the meeting, the following resolutions were adopted:

1.              To terminate the powers of the current MTS Board of Directors and elect the following persons to the MTS Board of Directors:

•                  Mr. Anton Abugov, First Vice President, Head of Strategy and Development functional division, Member of the Management Board at Sistema JSFC;

•                  Mr. Alexey Buyanov, Senior Vice President, Head of Financial functional division, Member of the Management Board at Sistema JSFC;

•                  Mr. Michel Combes, independent director;

•                  Mr. Andrei Dubovskov, President and Chief Executive Officer of MTS;

•                  Mr. Alexander Gorbunov, Executive Vice-President (Investment Portfolio) at Sistema JSFC; Member of the Board at Sistema Shyam TeleServices Ltd;

•                  Mr. Thomas Holtrop, independent director;

•                  Mr. Stanley Miller, independent director;

•                  Mr. Vsevolod Rozanov, President and Chief Executive Officer of Sistema Shyam TeleServices Ltd;

•                  Mr. Ron Sommer, Chairman of the Board of Sistema Shyam TeleServices Ltd, Board Director of Munich Reinsurance and Tata Consultancy Services, and a member of the International Advisory Board of Blackstone Group.

2.              To terminate the powers of the MTS OJSC Auditing Commission members and elect members of the Company’s Auditing Commission.

3.              To approve MTS’s participation in the National Payments Council Association.

At a subsequent meeting of the new Board of Directors, Mr. Ron Sommer was reappointed as the Chairman and Mr. Alexey Buyanov as the Deputy Chairman of the Board. Mr. Anton Abugov was elected as the Deputy Chairman of the Board. Independent directors Messrs. Michel Combes, Thomas Holtrop and Stanley Miller were elected to the Company’s Audit Committee with Mr. Thomas Holtrop as the Chairman of the Audit Committee. Mr. Stanley Miller was appointed as the Chairman of the Remuneration and Appointments Committee.

Biographies of the new members of the MTS Board of Directors:

Mr. Michel Combes.

Born in 1962 in France. Mr. Michel Combes graduated from Ecole Polytechnique and Ecole Nationale Superieure des Télécommunications in Paris. He holds a PhD degree in corporate strategy from the Université Paris Dauphine and a PhD degree in in forecasting from National Conservatory of Arts and Crafts in Paris.

In 2008 – 2012 Mr. Combes served as Chief Executive Officer, Europe Region, of Vodafone. Prior to this in 2006 – 2008 he worked as Chairman and Chief Executive Officer of TDF Group (Télédiffusion de France). In 2003 – 2006 he worked at France Telecom as Senior Vice President and Group Chief Financial Officer. In 1985 – 2002 he assumed management positions in a number of the leading companies in France and worked in the public sector.

Mr. Michel Combes currently serves as Chairman of the Supervisory Board at Assystem and as a non-executive director, member of the board of directors at ISS. In the past he served as a board member at Vodafone, Weather (Orascom Wind), Atari, TDF, Eurotunnel, Atos and Procapital.

Mr. Thomas Holtrop.

Born in 1954 in Germany. Mr. Holtrop holds a degree in psychology studies from the University of Freiburg and a degree in business administration, major: economics and production from Deutsche Angestellten Akademie (German Academy of Civil Servants) in Düsseldorf.

In 2009 – 2010 Mr. Holtrop was a Member of the Board, Chairman of the Audit Committee, member of the Strategy Committee, Remuneration and Nomination Committee of the Board of Directors at Comstar-United TeleSystems JSC.

In 2005 – 2011 he served as a Member of the Supervisory Board of Gruner & Jahr. In 2005 – 2006 Mr. Holtrop worked as Chief Executive Officer of Thomas Cook AG. In 2001 – 2004 he worked as President of T-Online International AG. In 2002 – 2004 he was a member of the board of Deutsche Telekom AG, responsible for development of broadband services. In 1989 – 1999 Mr. Holtop worked in the financial services industry, serving as Vice-President of American Express International Inc and member of the board at Bank 24 AG and Deutsche Bank 24 AG.

Mr. Alexander Gorbunov.

Born in 1967. Mr. Alexander Gorbunov graduated in 1992 from the Moscow Physics and Engineering Institute (MPEI). In 1999 he obtained an MBA from Harvard Business School.

Mr. Gorbunov currently serves as Executive Vice-President (Investment Portfolio) at Sistema JSFC. He is also a member of the board at Kosmos-TV CJSC, Stream OJSC, Stream LLC, Sistema Shyam Teleservices Ltd. In 2011 – 2012 he worked as Executive Vice-President for Development of the Telecom Assets of the Business Unit “Core Assets” at Sistema JSFC. In 2006 –  2010 he served as Vice-President for Strategy and Development of Comstar-United TeleSystems JSC. In 2005 - 2006 he served as Head of Corporate Development Department, Acting First Vice President - Head of Strategy and Development of Sistema JSFC.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Central and Eastern Europe, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 95 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Armenia, Turkmenistan and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: February 14, 2013